

07000665


S
SECURITIES AND EXCHANGE COMMISSION
[partially obscured] 20549



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
152
SECTION


| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
| Estimated average burden | |
| Hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-48313 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~KAPLAN & CO. SECURITIES, INC.~~ LF Rothschild, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Palmetto Park Road, Suite 450
(No. and Street)

| Boca Raton | Florida | 33432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan, CEO — (561) 613-4727 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jed Kaplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaplan & Co. Securities, Inc., as of December 31, 20 06 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



DOUGLAS K. ELLMAN
MY COMMISSION # DD 564760
EXPIRES: June 18, 2010
Bonded Thru Notary Public Underwriters


(Signature)

CEO

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# LF ROTHSCHILD LLC

## (F/K/A KAPLAN & CO. SECURITIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006








KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
152
SECTION

# CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Member
LF Rothschild LLC
f/k/a Kaplan & Co. Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of LF Rothschild LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LF Rothschild LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
February 21, 2007

**LF ROTHSCHILD LLC**
(F/K/A KAPLAN & CO. SECURITIES, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

**ASSETS**

| | | |
|---|---|---|
| RECEIVABLE FROM BROKERS (NOTES 2, 5 AND 7) | $ | 600,265 |
| SECURITIES OWNED, AT MARKET (NOTES 5 AND 7) | | 33,811 |
| PROPERTY AND EQUIPMENT, net of accumulated depreciation of $92,106 | | 89,572 |
| OTHER ASSETS (NOTE 6) | | 50,000 |
| | $ | 773,648 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities (Note 6) | $ | 245,782 |
| Due to officer (Note 7) | | 175,043 |
| Total liabilities | | 420,825 |
| LEASE COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 6) | | |
| MEMBER'S EQUITY | | 352,823 |
| | $ | 773,648 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

LF Rothschild LLC (the Company) f/k/a Kaplan & Co. Securities, Inc. is a broker-dealer specializing in fixed income and equity securities. The Company was formerly known as Kaplan & Co. Securities, Inc. Effective December 31, 2006, the Company converted from a corporation to a limited liability company and changed its name to LF Rothschild LLC. The Company's former sole stockholder is now the sole member. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

***Securities Transactions***

Securities transactions and related commissions are reported on a trade date basis. Securities owned, including derivative instruments held for trading purposes (Note 5), are reported on a trade date basis, and are valued at quoted market or dealer quotes.

***Property and Equipment***

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets.

***Income Taxes***

The Company, with the member's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the member.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Use of Estimates in the Preparation of Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE 2. RECEIVABLE FROM BROKERS

The amount receivable from brokers is a combination of operating cash at the brokers, required deposits and the differential of amounts due to and from the Company on securities transactions. The Company maintains checking privileges at its broker.

## NOTE 3. LEASE COMMITMENTS

The Company is obligated under non-cancelable lease agreements for both its office facility in Boca Raton, Florida and for certain equipment.

Approximate net future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2006, are as follows:

| | | |
|---|---|---|
| 2007 | $ | 30,000 |
| 2008 | | 8,000 |
| | $ | 38,000 |

## NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $204,795, which exceeded the requirements by $104,795. The ratio of "Aggregate Indebtedness" to "Net Capital" was 4.79 to 1 at December 31, 2006.

## NOTE 5. RISK CONCENTRATIONS

### *Clearing and Depository Operations*

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in St. Louis, Missouri. During the year ended December 31, 2005, the Company terminated its clearing agreement with a brokerage firm whose principal office is in New York City, however, it continues to maintain cash at this broker. At December 31, 2006, all securities owned and the amount receivable from brokers, as reflected in the accompanying statement of financial condition, are held by and due from these brokers.

### *Derivative Instruments*

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in fixed income-related derivative contracts, primarily collateralized mortgage obligations. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

These derivative instruments are traded on the inter-dealer market with other financial institutions of the highest rating. As such, the risk of counterparty non-performance is deemed to be insignificant.

### *Other Risk Concentrations*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 5. RISK CONCENTRATIONS (Continued)

***Other Risk Concentrations (continued)***

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 6. CONTINGENCIES

***Class Actions***

The Company is one of many defendants in class actions filed by individuals in various states. These individuals are claiming damages against many mutual fund companies and broker-dealers for the "late-trading" of mutual fund securities. Although named as a defendant, no significant action has been taken against the Company. Management believes that these actions against the Company are without merit and intends to vigorously defend itself if and when these cases proceed. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

***NASD Arbitrations***

The Company is a respondent in three different National Association of Securities Dealers, Inc. (NASD) arbitration matters. All matters allege the Company acted improperly by selling collateralized mortgage obligations. The claimants are seeking $2,650,000, $70,000 and $67,000, respectively, in damages. Management believes that these actions against the Company are without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

## NOTE 6. CONTINGENCIES (Continued)

***Settlements and Awards***

The Company entered into four separate settlement and release agreements for matters during 2006. In connection with three of these agreements, the Company incurred settlement and award expenses, of which $85,000 is unpaid as of December 31, 2006 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. In connection with one agreement, the Company was awarded damages, of which $15,000 was receivable and $25,000 is being held in the trust account of the Company's legal counsel. These amounts are included in other assets in the accompanying statement of financial condition.

***Other Matter***

The Company and its sole stockholder were respondents in an administrative proceeding conducted by the United States Securities and Exchange Commission (SEC). The Company and its member proposed an offer of settlement to staff of the SEC. Effective December 18, 2006, the SEC agreed to accept the settlement. The terms of the settlement, amongst other things, require the member and the Company, without admitting or denying the findings of the staff, to jointly and severally pay restitution and fines. All amounts due were paid prior to December 31, 2006. Other remedial actions require the Company to engage an independent compliance consultant to review and evaluate the effectiveness of the Company's supervisory and compliance systems and issue a report stating his findings to the SEC. In addition, the member is suspended from association in a supervisory capacity with any broker, dealer or investment advisor for a period of nine months.

## NOTE 7. DUE TO OFFICER

The Company has received funds from an officer. The funds received are segregated in an account at the Company's clearing and depository broker. The officer purchases and sells securities in this account, with the net profits or losses, net of transaction costs, due to the officer. At December 31, 2006, the amount due to the officer is $175,043 and is due upon demand. In addition, at December 31, 2006, $7,871 of securities owned, at market and $167,172 of receivable from brokers represent the assets in the segregated account.

END